U-VEND, INC.
1507 7TH STREET, UNIT 425
SANTA MONICA, CA 90401

October 16, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 “F” Street, N.E.
Washington, D.C. 20549-3629

Attention:	Dean Brazier, Staff Attorney
Dietrich King, Legal Branch Chief
Mara Ransom, Assistant Director

Re:	U-Vend, Inc. (formerly Internet Media Services, Inc.)
Amendment No. 1 to Registration Statement on Form S-1
Filed October 1, 2014
File No. 333-195914

Ladies and Gentlemen:

In response to the Staff’s letter of October 15, 2014 and subsequent telephone conversation of October 16, 2014, the Company hereby files this letter addressing the Staff’s comments and our proposed changes thereto for our Amendment No. 2 to the registration statement.  For your convenience, the response to each comment follows the comment itself.

General

1.	We have reviewed your response to comment 3 of our letter dated June 9, 2014. We note that the company’s securities appear to trade on the OTC Pink marketplace maintained by

OTC Markets Group. Please note that this marketplace is not recognized as a market for purposes of Item 501(b)(3) of Regulation S-K. As a result, please revise your disclosure in the prospectus cover page, summary, and in the plan of distribution sections to provide that the selling security holders will offer and sell your common stock at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices.

Response: The Company has applied for listing on the OTC QB and was subsequently approved in August 2014. The Company listing on the OTC QB will be effective upon payment of the annual listing fee.  The Company anticipates payment of the annual fee within the next 30 days, although we may accelerate that payment of the listing fee if the Staff agrees with our response hereto.  Accordingly, we believe that since the OTC QB is recognized as a market for purposes of Item 501(b)(3) of Regulation S-K we are not required to offer and sell our common stock at a fixed price or within a bona fide price range.

2.
We have reviewed your response to comment 4 of our letter dated June 9, 2014. We remained concerned that the offer and sale of securities by Cobrador Multi-Strategy Partners, LP may be an indirect primary offering on your behalf. Please help us to understand why this transaction is not a distribution by or on your behalf. Your analysis should fully address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. In doing so, please specifically address the magnitude of the offering relative to both the public float and the current OTC Pink trading volume, as well as the ability of the company to service the principal payments required by the notes.

Response: We are requesting the reduced registration of 2,256,076 shares of our common stock, par value $0.001 per share by sale by the selling stockholders.  This amount of shares has been reduced from our initial filing to register 30 million shares which we subsequently reduced to 8 million shares in our Amendment No. 1.  Of this total, Automated Retail Leasing Partners, LLP represents 256,076 shares and Cobrador Multi-Strategy Partners, LP represents 2,000,000 shares.

Regarding the amount being registered for Corbrador Multi-Strategy Partners, LP, the Company currently has 9,534,162 shares of common stock outstanding. Therefore, the 2,000,000 shares of Corbrador Multi-Strategy Partners, LP we are seeking to register represents 20.9% of our common stock outstanding, and 6.8% of Cobrador’s total stock holdings after conversion by it of all debt instruments and exercise of outstanding warrants.

Gary Agron, our counsel, will seek to contact you the day after tomorrow in order to solicit the Staff's thoughts concerning our responses set forth above

If you have any further questions of comments, kindly contact the undersigned at (310) 295-1922 or our counsel, Gary Agron Esq. at (303)-748-8223.

Sincerely, U-Vend, Inc. By: /s/ Raymond Meyers Raymond Meyers Chief Executive Officer

cc:	Gary A. Agron